UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Forward Air Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

49853101

(CUSIP Number)

Ridgemont Partners Management, LLC

101 S Tryon St Ste 3400,

Charlotte, NC 28280

(704) 944-0914

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 25, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49853101	SCHEDULE 13D

1	NAME OF REPORTING PERSONS REP Omni Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,152,846
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,152,846

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,152,846
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2% (1)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

Percentage based upon (i) 25,662,063 shares of the Company’s Common Stock outstanding as of November 7, 2023 as reported by the Issuer on its quarterly report on Form 10-Q filed on November 9, 2023, plus (ii) 699,707 shares of the Company’s Common Stock issued by the Issuer as part of the Merger (as defined below), (iii) 1,167,256 shares of Common Stock issuable upon the conversion of Opco Class B Units and Series B Preferred Units and (iv) 451 restricted unvested shares of Common Stock of the Issuer to be issued by the Issuer to each of Charles Leonard Anderson and Robert Leon Edwards, Jr. for compensation as a director within 60 days of the filing date of this Schedule 13D.

CUSIP No. 49853101	SCHEDULE 13D

1	NAME OF REPORTING PERSONS REP Coinvest III-A Omni, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 354,957
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 354,957

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 354,957
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3% (1)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

Percentage based upon (i) 25,662,063 shares of the Company’s Common Stock outstanding as of November 7, 2023 as reported by the Issuer on its quarterly report on Form 10-Q filed on November 9, 2023, plus (ii) 699,707 shares of the Company’s Common Stock issued by the Issuer as part of the Merger (as defined below), (iii) 1,167,256 shares of Common Stock issuable upon the conversion of Opco Class B Units and Series B Preferred Units and (iv) 451 restricted unvested shares of Common Stock of the Issuer to be issued by the Issuer to each of Charles Leonard Anderson and Robert Leon Edwards, Jr. for compensation as a director within 60 days of the filing date of this Schedule 13D.

CUSIP No. 49853101	SCHEDULE 13D

1	NAME OF REPORTING PERSONS REP Coinvest III-B Omni, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 101,745
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 101,745

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,745
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4% (1)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

Percentage based upon (i) 25,662,063 shares of the Company’s Common Stock outstanding as of November 7, 2023 as reported by the Issuer on its quarterly report on Form 10-Q filed on November 9, 2023, plus (ii) 699,707 shares of the Company’s Common Stock issued by the Issuer as part of the Merger (as defined below), (iii) 1,167,256 shares of Common Stock issuable upon the conversion of Opco Class B Units and Series B Preferred Units and (iv) 451 restricted unvested shares of Common Stock of the Issuer to be issued by the Issuer to each of Charles Leonard Anderson and Robert Leon Edwards, Jr. for compensation as a director within 60 days of the filing date of this Schedule 13D.

CUSIP No. 49853101	SCHEDULE 13D

1	NAME OF REPORTING PERSONS REP FAOM III-S, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 243,005
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 243,005

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 243,005
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9% (1)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

Percentage based upon (i) 25,662,063 shares of the Company’s Common Stock outstanding as of November 7, 2023 as reported by the Issuer on its quarterly report on Form 10-Q filed on November 9, 2023, plus (ii) 699,707 shares of the Company’s Common Stock issued by the Issuer as part of the Merger (as defined below), (iii) 1,167,256 shares of Common Stock issuable upon the conversion of Opco Class B Units and Series B Preferred Units and (iv) 451 restricted unvested shares of Common Stock of the Issuer to be issued by the Issuer to each of Charles Leonard Anderson and Robert Leon Edwards, Jr. for compensation as a director within 60 days of the filing date of this Schedule 13D.

CUSIP No. 49853101	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Ridgemont Equity Partners Affiliates III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,410
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,410

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,410
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (1)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

Percentage based upon (i) 25,662,063 shares of the Company’s Common Stock outstanding as of November 7, 2023 as reported by the Issuer on its quarterly report on Form 10-Q filed on November 9, 2023, plus (ii) 699,707 shares of the Company’s Common Stock issued by the Issuer as part of the Merger (as defined below), (iii) 1,167,256 shares of Common Stock that are issuable upon conversion of the OpCo Class B Units and Series B Preferred Units and (iv) 451 restricted unvested shares of Common Stock of the Issuer to be issued by the Issuer to each of Charles Leonard Anderson and Robert Leon Edwards, Jr. for compensation as a director within 60 days of the filing date of this Schedule 13D.

CUSIP No. 49853101	SCHEDULE 13D

1	NAME OF REPORTING PERSONS REP Omni Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,152,846
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,152,846

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,152,846
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2% (1)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Percentage based upon (i) 25,662,063 shares of the Company’s Common Stock outstanding as of November 7, 2023 as reported by the Issuer on its quarterly report on Form 10-Q filed on November 9, 2023, plus (ii) 699,707 shares of the Company’s Common Stock issued by the Issuer as part of the Merger (as defined below), (iii) 1,167,256 shares of Common Stock issuable upon the conversion of Opco Class B Units and Series B Preferred Units and (iv) 451 restricted unvested shares of Common Stock of the Issuer to be issued by the Issuer to each of Charles Leonard Anderson and Robert Leon Edwards, Jr. for compensation as a director within 60 days of the filing date of this Schedule 13D.

CUSIP No. 49853101	SCHEDULE 13D

1	NAME OF REPORTING PERSONS REP Coinvest III Omni GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 456,702
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 456,702

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 456,702
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7% (1)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

Percentage based upon (i) 25,662,063 shares of the Company’s Common Stock outstanding as of November 7, 2023 as reported by the Issuer on its quarterly report on Form 10-Q filed on November 9, 2023, plus (ii) 699,707 shares of the Company’s Common Stock issued by the Issuer as part of the Merger (as defined below), (iii) 1,167,256 shares of Common Stock issuable upon the conversion of Opco Class B Units and Series B Preferred Units and (iv) 451 restricted unvested shares of Common Stock of the Issuer to be issued by the Issuer to each of Charles Leonard Anderson and Robert Leon Edwards, Jr. for compensation as a director within 60 days of the filing date of this Schedule 13D.

CUSIP No. 49853101	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Ridgemont Equity Management III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 257,415
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 257,415

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 257,415
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9% (1)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

Percentage based upon (i) 25,662,063 shares of the Company’s Common Stock outstanding as of November 7, 2023 as reported by the Issuer on its quarterly report on Form 10-Q filed on November 9, 2023, plus (ii) 699,707 shares of the Company’s Common Stock issued by the Issuer as part of the Merger (as defined below), (iii) 1,167,256 shares of Common Stock issuable upon the conversion of Opco Class B Units and Series B Preferred Units and (iv) 451 restricted unvested shares of Common Stock of the Issuer to be issued by the Issuer to each of Charles Leonard Anderson and Robert Leon Edwards, Jr. for compensation as a director within 60 days of the filing date of this Schedule 13D.

CUSIP No. 49853101	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Ridgemont Equity Management III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,866,963
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,866,963

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,866,963
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8% (1)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Percentage based upon (i) 25,662,063 shares of the Company’s Common Stock outstanding as of November 7, 2023 as reported by the Issuer on its quarterly report on Form 10-Q filed on November 9, 2023, plus (ii) 699,707 shares of the Company’s Common Stock issued by the Issuer as part of the Merger (as defined below), (iii) 1,167,256 shares of Common Stock issuable upon the conversion of Opco Class B Units and Series B Preferred Units and (iv) 451 restricted unvested shares of Common Stock of the Issuer to be issued by the Issuer to each of Charles Leonard Anderson and Robert Leon Edwards, Jr. for compensation as a director within 60 days of the filing date of this Schedule 13D.

CUSIP No. 49853101	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Charles Leonard Anderson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 451
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 451

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 451
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (1)
14	TYPE OF REPORTING PERSON (see instructions) HC, IN

(1)

Percentage based upon (i) 25,662,063 shares of the Company’s Common Stock outstanding as of November 7, 2023 as reported by the Issuer on its quarterly report on Form 10-Q filed on November 9, 2023, plus (ii) 699,707 shares of the Company’s Common Stock issued by the Issuer as part of the Merger (as defined below), (iii) 1,167,256 shares of Common Stock issuable upon the conversion of Opco Class B Units and Series B Preferred Units and (iv) 451 restricted unvested shares of Common Stock of the Issuer to be issued by the Issuer to each of Charles Leonard Anderson and Robert Leon Edwards, Jr. for compensation as a director within 60 days of the filing date of this Schedule 13D.

CUSIP No. 49853101	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Robert Leon Edwards, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 451
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 451

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 451
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (1)
14	TYPE OF REPORTING PERSON (see instructions) HC, IN

(1)

Percentage based upon (i) 25,662,063 shares of the Company’s Common Stock outstanding as of November 7, 2023 as reported by the Issuer on its quarterly report on Form 10-Q filed on November 9, 2023, plus (ii) 699,707 shares of the Company’s Common Stock issued by the Issuer as part of the Merger (as defined below), (iii) 1,167,256 shares of Common Stock issuable upon the conversion of Opco Class B Units and Series B Preferred Units and (iv) 451 restricted unvested shares of Common Stock of the Issuer to be issued by the Issuer to each of Charles Leonard Anderson and Robert Leon Edwards, Jr. for compensation as a director within 60 days of the filing date of this Schedule 13D..

Item 1.	Security and Issuer.

The title and class to which this statement relates is common stock, par value $0.01 per share (“Common Stock”), of Forward Air Corporation (the “Issuer” or “Forward”). The principal executive offices of the Issuer are located at 1915 Snapps Ferry Road, Building N, Greeneville, TN 37745.

Item 2.	Identity and Background.

The general partner of REP Omni Holdings L.P., a Delaware limited partnership (“REP Omni LP”) is REP Omni Holdings GP, LLC, a Delaware limited liability company (“REP Omni GP”). REP Omni GP’s sole member is Ridgemont Equity Management III, LLC, a Delaware limited liability company (“Ridgemont III”).

The general partner of REP FAOM III-S, LP, a Delaware limited partnership (“REP FAOM”) is Ridgemont Equity Management III, L.P., (“Ridgemont III GP”), a Delaware limited partnership. The general partner of Ridgemont III GP is Ridgemont III.

The general partner of Ridgemont Equity Partners Affiliates III, L.P., a Delaware limited partnership (“REP Affiliates”) is Ridgemont III GP.

The general partner of REP Coinvest III-A Omni, L.P., a Delaware limited partnership (“REP Coinvest III-A”) is REP Coinvest III Omni GP, LLC, a Delaware limited liability company (“REP Coinvest III GP”). The sole member of REP Coinvest III GP is Ridgemont III.

The general partner of REP Coinvest III-B Omni, L.P., a Delaware limited partnership (“REP Coinvest III-B”), is REP Coinvest III GP.

Robert Leon Edwards, Jr. (“Mr. Edwards”) is an affiliate of Ridgemont and has been appointed to the Board of Directors of the Issuer.

Charles Leonard Anderson (“Mr. Anderson”) is an affiliate of Ridgemont and has been appointed to the Board of Directors of the Issuer.

Each of REP Omni LP, REP Omni GP, Ridgemont III, REP FAOM, Ridgemont III GP, REP Affiliates, REP Coinvest III-A, REP Coinvest III GP, REP Coinvest III-B, Ridgemont III, Mr. Edwards and Mr. Anderson are individually referred to as a “Reporting Person” and collectively, the “Reporting Persons”.

Each of the Reporting Persons is engaged in the business of investing and has a principal office located at 101 S. Tryon Street, Suite 3400, Charlotte, NC 28280.

During the last five years, none of persons identified in this Item 2 has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired the shares of Common Stock and other securities beneficially owned by them in connection with the combination (the “Merger”) of the Issuer and Omni Newco, LLC (“Omni”), a private company. The Merger was accomplished pursuant to the transactions contemplated by that certain agreement and plan of merger (the “Merger Agreement”), dated as of August 10, 2023 and amended on January 22, 2024, by and among the Issuer, Clue Opco LLC, a Delaware limited liability company, Omni Newco, LLC, a Delaware limited liability company, and the other parties thereto.

The foregoing description of the Merger Agreement and the transactions contemplated thereby are subject to and qualified in its entirety by reference to the full text of the Merger Agreement, which was filed as Exhibit 2.1 to the Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 14, 2023. Both the Merger Agreement and the Investor Rights Agreement are incorporated herein by reference and that certain first amendment to the Merger Agreement, dated as of January 22, 2024, by and among Forward Air Corporation and Omni Newco, LLC, which was filed as Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC on January 24, 2024.

Mr. Edwards and Mr. Anderson were paid shares of Common Stock as a portion of their director fees for service on the Issuer’s Board of Directors.

The aggregate value of the Common Stock and Common Stock equivalents beneficially owned by the Reporting Persons as consideration in the Merger was $87.5 million. Pursuant to the terms of the Merger Agreement, Omni shareholders received $20 million cash as additional consideration in the Merger. Following deductions for transaction and retention bonuses and a seller expense reserve, no Omni shareholder received any cash consideration.

Item 4.	Purpose of Transaction.

The information set forth in Items 3, 5 and 6 hereof is hereby incorporated by reference into this item.

The shares of Common Stock and Common Stock equivalents beneficially owned by the Reporting Persons were generally acquired as consideration in the Merger for the purpose of investing in the Issuer’s securities through the business combination of the Issuer and Omni.

Equity Ownership

Prior to the Merger, the Issuer contributed all of its assets to a newly formed subsidiary of the Issuer that is a Delaware limited liability company (“Opco”). Opco is governed by an amended and restated limited liability company agreement of Opco (the “Opco LLCA”). Opco is structured as an umbrella partnership C corporation through which the previous direct and certain indirect equity holders of Omni hold a portion of the consideration in the Merger in the form of Opco units designated as “Class B Units” (“Opco Class B Units”) that are exchangeable for Common Stock and Series C Preferred Units (defined below) and in the form of units of Opco designated as “Series C-2 Preferred Units” (“Opco Series C-2 Preferred Units”).

Certain of the Reporting Persons received a new series of preferred stock designated as “Series B Preferred Stock” (the “Series B Preferred Stock”), and fractional units (the “Series B Preferred Units”) each representing one one-thousandth of a share of Series B Preferred Stock. Each Series B Preferred Unit is, together with a corresponding Opco Class B Unit, exchangeable at the option of the holder thereof into one share of Common Stock. An OpCo Class B Unit, together with a corresponding Series B Preferred Unit, generally will be equivalent economically and in respect of voting power to one share of Common Stock.

In addition to the Series B Preferred Stock and Series B Preferred Units, the Issuer established the terms of a new series of convertible preferred stock of designated as “Series C Preferred Stock” (the “Series C Preferred Stock”) and certain Reporting Persons received fractional units (each, a “Series C Preferred Unit”) each representing one one-thousandth of a share of Series C Preferred Stock. The Opco Series C-2 Preferred Units have substantially the same terms as the Series C Preferred Units except, as described in more detail below, Opco Series C-2 Preferred Units automatically convert upon the Conversion Approval (defined below) into Opco Class B Units and corresponding Series B Preferred Units instead of Common Stock.

Prior to the Conversion Approval, Opco Series C-2 Preferred Units are exchangeable into an equivalent number of Series C Preferred Units. Immediately after the Conversion Approval, Opco Series C-2 Preferred Units will automatically convert to Opco Class B Units based on liquidation preference of such units and the same conversion price as the Series C Preferred Units (as increased by any accrued and unpaid dividends on such Opco Series C-2 Preferred Units) and Issuer will issue the holder thereof corresponding Series B Preferred Units on a one-for-one basis for each such Opco Class B Unit.

As a result of the Merger, the Reporting Persons currently hold the following:

REP Omni LP owns 1,152,846 Opco Class B Units and a corresponding number of Series B Preferred Units.

REP Coinvest III-A owns 354,957 shares of Common Stock.

REP Coinvest III-B owns 101,745 shares of Common Stock.

REP FAOM owns 243,005 shares of Common Stock.

REP Affiliates owns 14,410 OpCo Class B Units and a corresponding number of Series B Preferred Units.

Mr. Edwards owns 451 shares of Common Stock.

Mr. Anderson owns 451 shares of Common Stock.

In connection with the Merger, the Issuer has agreed to use its reasonable best efforts to obtain the approval of its shareholders to, among other things, convert the Series C Preferred Units to Common Stock in accordance with the listing rules of NASDAQ and issue Common Stock upon an exchange of Opco Class B Units (and a corresponding number of Series B Preferred Units) resulting from the conversion of Opco Series C-2 Preferred Units (the “Conversion Approval”) at the first annual meeting of the Issuer’s shareholders following the closing of the Merger. If the Issuer does not obtain the Conversion Approval at such annual meeting, then, so long as any Series C Preferred Units remain outstanding, the Issuer has agreed to continue to use its reasonable best efforts to obtain the Conversion Approval at each annual meeting of shareholders thereafter until the Conversion Approval is obtained.

If the Conversion Approval is obtained, a Series C Preferred Unit will automatically convert into a number of shares of Common Stock equal to the quotient of the aggregate liquidation preference of such Series C Preferred Unit ($110.00 per unit) and a conversion price of $110.00 (subject to customary anti-dilution adjustments, the “Conversion Price”). If the Conversion Approval is obtained prior to the first anniversary of closing, each Series C Preferred Unit is expected to automatically convert into one share of Common Stock.

The Series C Preferred Units are perpetual and rank senior to the Common Stock with respect to dividend rights and with respect to rights on liquidation, winding-up and dissolution. The Series C Preferred Units are entitled to receive dividends declared or paid on the Common Stock on an as-converted basis. In addition, the Series C Preferred Units accrue on each anniversary of issuance a cumulative annual dividend (without any interim accrual) at the rate per annum of 14% on the liquidation preference (the “Annual Coupon”). The Annual Coupon will be paid, at the Issuer’s option, in cash or in-kind by automatically increasing the liquidation preference in an equal amount. For so long as the Issuer’s Series C Preferred Units remain outstanding, subject to certain limited exceptions, the Issuer will not be able to declare, make or pay dividends or distributions unless all accrued and unpaid dividends have been paid in cash or in kind on the Issuer’s Series C Preferred Units.

In the event of any liquidation, dissolution or winding-up of the Issuer, each holder of Series C Preferred Units will be entitled to receive an amount equal to the sum of (a) the greater of (i) the aggregate liquidation preference attributable to such holder’s Series C Preferred Units, and (ii) the product of (x) the amount per share that would have been payable upon such liquidation, dissolution or winding-up to the holders of shares of Common Stock or such other class or series of securities into which such holder’s Series C Preferred Units is then convertible (assuming the conversion of each Series C Preferred Unit), multiplied by (y) the number of shares of Common Stock or such other securities into which the Series C Preferred Units are then convertible, plus (b) an amount of all declared and unpaid dividends with respect thereto.

The Series C Preferred Units will generally be non-voting, except that certain matters adversely affecting the rights and privileges of the Series C Preferred Units will require the consent of the holders of a majority of the outstanding Series C Preferred Units, voting as a separate class.

Commencing on the sixth anniversary of the closing of the Merger (and, thereafter, only during the 60-day period following any anniversary of the closing of the Merger), the Series C Preferred Units will be callable at the Issuer’s option in whole (and not in part), at a call price per Series C Preferred Unit equal to (a) the product of (i) the greater of (A) the outstanding liquidation preference of such Series C Preferred Unit and (B) the product of (x) the number of shares of Common Stock into which such Series C Preferred Unit would be convertible upon receipt of the Conversion Approval, and (y) the 20-day volume-weighted average price per share of Common Stock during a defined period prior to the call, and (ii) 103%, plus (b) the amount of all declared and unpaid dividends in respect of such Series C Preferred Unit.

Pursuant to the Opco LLCA, a holder of Opco Class B Units (other than Issuer or its affiliates) will have the right to exchange all or a portion of its Opco Class B Units (together with a corresponding number of Series B Preferred Units) for, at Issuer’s option, an equal number of shares of Common Stock or cash.

Prior to the Conversion Approval, Opco Series C-2 Preferred Units will be exchangeable by the holders thereof for an equivalent number of Series C Preferred Units. Immediately after the Conversion Approval, Opco Series C-2 Preferred Units will automatically convert to Opco Class B Units based on liquidation preference of such units and the same Conversion Price as the Series C Preferred Units (as increased by any accrued and unpaid dividends on such Opco Series C-2 Preferred Units) and will issue the holder thereof corresponding Series B Preferred Units on a one-for-one basis for each such Opco Class B Unit.

Shareholders Agreement and Investor Rights Agreement

Shareholders Agreement

At the closing of the Merger, the Issuer entered into (i) a shareholders agreement (the “REP Shareholders Agreement”) with affiliates of REP, which provides, among other things, that REP has the right to nominate two directors to the Board of Directors of the Issuer until such time that (i) REP’s percentage interest is less than 10% of the Issuer’s outstanding Common Stock on an as-converted basis. The REP Shareholders Agreement provides REP the right to nominate their respective nominees, subject to terms and conditions related to ongoing ownership of the Issuer’s equity securities by REP affiliates. The REP Shareholder Agreement, among other things, (a) requires each REP affiliate to vote such shareholder’s voting securities of the Issuer in favor of directors nominated by the Board of Directors of the Issuer and against any other nominees, (b) provides that each of the shareholders is subject to standstill restrictions, subject to certain exceptions, and (c) prohibits the Shareholders from transferring equity securities of the Issuer, subject to certain exceptions, to certain competitors of the Issuer and to other shareholders of the Issuer beneficially owning more than 10% of the Issuer’s voting power.

The foregoing description of the REP Shareholders Agreement and the transactions contemplated are subject to and qualified in its entirety by reference to the full text of the REP Shareholder Agreement, which was filed as Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 31, 2024. The REP Shareholders Agreement is incorporated herein by reference.

Investor Rights Agreement

In addition, the Issuer has entered into a separate investor rights agreement (the “Investor Rights Agreement”) with REP Omni LP, REP Coinvest III-A, REP Coinvest III-B, and certain other shareholders to which the parties to the Investor Rights Agreement have customary registration rights, including certain demand and piggyback registration rights, and will be subject to a lock-up preventing transfers of Issuer’s equity securities, subject to certain exceptions, for up to one year following closing. The foregoing description of the Investor Rights Agreement and the transactions contemplated are subject to and qualified in its entirety by reference to the full text of the Investor Rights Agreement, which was filed as Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 31, 2024. The Investor Rights Agreement is incorporated herein by reference.

REP has also entered into tax receivable agreement with the Issuer and certain holder equity holders (the “Tax Receivable Agreement”), which sets forth the agreement among the parties regarding the sharing of certain tax benefits realized by Issuer as a result of the Merger. The foregoing description of the Tax Receivable Agreement and the transactions contemplated are subject to and qualified in its entirety by reference to the full text of the Tax Receivable Agreement, which was filed as Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 31, 2024. The Tax Receivable Agreement is incorporated herein by reference.

Depending on the Reporting Persons’ ongoing evaluation of the Issuer, prevailing market conditions and economic conditions or other investment considerations and subject to any obligations under the Investor Rights Agreement and Shareholders Agreement described herein, the Reporting Persons may acquire additional shares of Common Stock or other securities of the Issuer, or dispose of shares of Common Stock or other securities of the Issuer, from time to time. The timing and amount of such acquisitions or dispositions will depend on the conditions and considerations described in the preceding sentences. The Reporting Persons’ acquisition of additional shares of Common Stock or other securities of the Issuer is subject to applicable legal restrictions The Reporting Persons intend to review on a continuing basis their investment in the Common Stock and the other securities of the Issuer, the Issuer’s business affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions.

Except as otherwise contemplated herein, none of the Reporting Persons has any plan or proposal which relates to or which would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Act.

Item 5.	Interest in Securities of the Issuer.

(a) The calculations in this Item are based upon 25,662,063 shares of the Company’s Common Stock outstanding as of November 7, 2023 as reported by the Issuer on its quarterly report on Form 10-Q filed on November 9, 2023 and the Reporting Persons beneficial ownership of (i) 699,707 shares of Common Stock, (ii) 1,167,256 shares of Common Stock issuable upon the conversion of Opco Class B Units and a corresponding number of Series B Preferred Units and (iii) 451 restricted unvested shares of Common Stock of the Issuer to be issued by the Issuer to each of Charles Leonard Anderson and Robert Leon Edwards, Jr. for compensation as a director within 60 days of the filing date of this Schedule 13D.. As of the date hereof, the Reporting Persons collectively own shares of Common Stock. The information in Item 4 is hereby incorporated by reference. With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Common Stock owned by the Reporting Persons:

(i)	Sole power to vote or direct the vote:

No Reporting Person has the sole power to vote or to direct the vote of any of the shares of Common Stock they beneficially own.

(ii)	Shared power to vote or to direct the vote:

REP Omni L.P. has shared power to vote or to direct the vote of the 1,152,846 shares of Common Stock it beneficially owns.

REP Coinvest III-A has shared power to vote or to direct the vote of the 354,957 shares of Common Stock it beneficially owns.

REP Coinvest III-B has shared power to vote or to direct the vote of the 101,745 shares of Common Stock it beneficially owns.

REP FAOM has shared power to vote or to direct the vote of the 243,005 shares of Common Stock it beneficially owns.

REP Affiliates has shared power to vote or to direct the vote of the 14,410 shares of Common Stock it beneficially owns.

REP Omni GP has shared power to vote or to direct the vote of the 1,152,846 shares of Common Stock it beneficially owns.

Ridgemont III GP has shared power to vote or to direct the vote of the 257,415 shares of Common Stock it beneficially owns.

REP Coinvest III GP has shared power to vote or to direct the vote of the 456,702 shares of Common Stock it beneficially owns.

Ridgemont III has shared power to vote or to direct the vote of the 1,866,963 shares of Common Stock it beneficially owns.

Mr. Edwards has shared power to vote or to direct the vote of the 451 shares of Common Stock he beneficially owns.

Mr. Anderson has shared power to vote or to direct the vote of the 451 shares of Common Stock he beneficially owns.

(iii)	Sole power to dispose or to direct the disposition of:

No Reporting Person has the sole power to dispose or to direct the disposition of any of the shares of Common Stock they beneficially own.

(iv)	Shared power to dispose or to direct the disposition of

REP Omni L.P. has shared power to dispose or to direct the disposition of the 1,152,846 shares of Common Stock it beneficially owns.

REP Coinvest III-A has shared power to dispose or to direct the disposition of the 354,957 shares of Common Stock it beneficially owns.

REP Coinvest III-B has shared power to dispose or to direct the disposition of the 101,745 shares of Common Stock it beneficially owns.

REP FAOM has shared power to dispose or to direct the disposition of the 243,005 shares of Common Stock it beneficially owns.

REP Affiliates has shared power to dispose or to direct the disposition of the 14,410 shares of Common Stock it beneficially owns.

REP Omni GP has shared power to dispose or to direct the disposition of the 1,152,846 shares of Common Stock it beneficially owns.

Ridgemont III GP has shared power to dispose or to direct the disposition of the 257,415 shares of Common Stock it beneficially owns.

REP Coinvest III GP has shared power to dispose or to direct the disposition of the 456,702 shares of Common Stock it beneficially owns.

Ridgemont III has shared power to dispose or to direct the disposition of the 1,866,963 shares of Common Stock it beneficially owns.

Mr. Edwards has shared power to dispose or to direct the disposition of the 451 shares of Common Stock he beneficially owns.

Mr. Anderson has shared power to dispose or to direct the disposition of the 451 shares of Common Stock he beneficially owns.

(b)	No persons identified in Item 2 of this Schedule 13D have effected any transaction in shares of Common Stock during the preceding 60 days.

(c)	Except as described in this Schedule 13D, no person has the power to direct the receipt of dividends on, or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

(d) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As a result of the Merger, the Reporting Persons hold the following, which, subject to the Conversion Approval, are convertible to Common Stock:

REP Omni LP owns 1,993,623 Opco Series C-2 Preferred Units.

REP Coinvest III-A owns 613,829 Series C Preferred Units.

REP Coinvest III-B owns 175,948 Series C Preferred Units.

REP FAOM owns 420,229 Series C Preferred Units.

REP Affiliates owns 24,920 Series C-2 Preferred Units.

Mr. Edwards and Mr. Anderson are entitled to receive restricted unvested shares of Common Stock of the Issuer as compensation for each of their respective service as a director of the Issuer within 60 days of the filing date of this Schedule 13D. Mr. Edwards and Mr. Anderson intend to transfer such shares to Ridgemont when permitted under the Issuer’s policies and the vesting terms of the director service awards.

The information set forth in Items 3, 4 and 5 hereof is hereby incorporated by reference into this item.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (filed herewith).

Exhibit 2	Agreement and Plan of Merger, dated as of August 10, 2023, by and among the Issuer, Central States Logistics, Inc., an Illinois corporation, Clue Opco LLC, a Delaware limited liability company, Omi Newco, LLC, a Delaware limited liability company, and the other parties thereto (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on August 14, 2023).

Exhibit 3	Amendment No. 1 to the Original Merger Agreement, dated January 22, 2024, by and among Forward Air Corporation and Omni Newco, LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on January 24, 2024).

Exhibit 4	Settlement and Release Agreement, dated January 22, 2024, by and among Forward Air Corporation, Omni Newco, LLC and the other parties thereto (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer on January 24, 2024).

Exhibit 5	Investor Rights Agreement, dated as of January 25, 2024, by and among the Issuer, REP Omni Holdings, L.P. and the other parties thereto (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Issuer on January 31, 2024).

Exhibit 6	Shareholders Agreement, dated as of January 25, 2024, by and among the Issuer and certain investors therein (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on January 31, 2024).

Exhibit 7	Tax Receivable Agreement, dated as of January 25, 2024, by and among the Issuer, Central States Logistics, Inc., Clue Opco LLC and the Members (as defined therein) (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by the Issuer on January 31, 2024).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2024

REP Omni Holdings, L.P.

By:	REP Omni Holdings GP, LLC, its general
partner

By:	/s/ Edward Balogh
Name:	Edward Balogh
Title:	Authorized Signatory

REP Coinvest III-A Omni, L.P.

By:	REP Coinvest III Omni GP, LLC, its general
partner

By:	/s/ Edward Balogh
Name:	Edward Balogh
Title:	Authorized Signatory

REP Coinvest III-B Omni, L.P.

By:	REP Coinvest III Omni GP, LLC, its general
partner

By:	/s/ Edward Balogh
Name:	Edward Balogh
Title:	Authorized Signatory

REP FAOM III-S, LP

By:	Ridgemont Equity Management III, L.P., its
general partner

By:	/s/ Edward Balogh
Name:	Edward Balogh
Title:	Authorized Signatory

Ridgemont Equity Partners Affiliates III, L.P.

By:	Ridgemont Equity Management III, L.P., its
general partner

By:	/s/ Edward Balogh
Name:	Edward Balogh
Title:	Authorized Signatory

Robert Leon Edwards, Jr.

By:	/s/ Robert Leon Edwards, Jr.
Name:	Robert Leon Edwards, Jr.
Title:	Director

Charles Leonard Anderson

By:	/s/ Charles Leonard Anderson
Name:	Charles Leonard Anderson
Title:	Director